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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2004

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.


                       Liquidation of C.K.M.B. Corporation


Tokyo, March 24, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) announced today that The Bank of Tokyo-Mitsubishi, Ltd. (BTM), a consolidated subsidiary of MTFG, has decided to liquidate C.K.M.B. Corporation.

C.K.M.B. Corporation is a consolidated subsidiary of BTM's wholly-owned subsidiary, The Bank of Tokyo-Mitsubishi Trust Company (BTM Trust).

1. Outline of C.K.M.B. Corporation

   (1) Address:              1251 Ave. of the Americas, New York, NY 10020-1104
   (2) Managing Director:    Patrick Reidy
   (3) Capital:              US dollars 0
   (4) Business:             Real Estate Management

2. Reason for Liquidation

   C.K.M.B. Corporation is a special purpose company established in order to own real estate collateral of BTM Trust. As the collateral has been disposed of it has been decided that C.K.M.B. Corporation will be liquidated.

3. Timing of liquidation

   Liquidation is expected by the end of October 2004.

4. Impact on MTFG's business forecast

   This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.


                                      * * *

For further information, please contact:
Seiji Itai
Chief Manager
Corporate Communications Office
Tel.: 81-3-3240-8136